UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Inergetics, Inc.

(Name of Issuer)

$0.001 par value Common Stock

(Title of Class of Securities)

45671Q204

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45671Q204	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Israelian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,217,575
	6.	SHARED VOTING POWER 2,251,706
	7.	SOLE DISPOSITIVE POWER 1,217,575
	8.	SHARED DISPOSITIVE POWER 2,251,706
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,469,281
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 45671Q204	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seahorse Enterprises, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,251,706
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,251,706
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,251,706
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.16%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 45671Q204	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer Inergetics, Inc.

(b)	Address of Issuer’s Principal Executive Offices 205 Robin Road, Suite 222, Paramus, NJ 07652

Item 2.

(a)	Name of Person Filing John Israelian Seahorse Enterprises, LLC

(b)	Address of the Principal Office or, if none, residence John Israelian 1 Powder Hill Way Westborough, MA 01581 Seahorse Enterprises, LLC 1 Powder Hill Way Westborough, MA 01581

(c)	Citizenship John Israelian: United States Seahorse Enterprises, LLC: Delaware limited liability company

(d)	Title of Class of Securities Common Stock, par value $0.001 per share (the “Shares”)

(e)	CUSIP Number 45671Q204

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 45671Q204	13G	Page 5 of 7 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
As of the date hereof, John Israelian may be deemed to be beneficial owner of 3,469,281 common shares and Seahorse Enterprises, LLC may be deemed to be the beneficial owner of 2,251,706 Shares.
(b)

Percent of class:

As of the date hereof, John Israelian may be deemed to be the beneficial owner of approximately 9.5 % of the total number of common shares outstanding. Seahorse Enterprises, LLC may be deemed to be the beneficial owner of approximately 6.16% of the total number of common shares outstanding.

(c)	Number of shares as to which the person has: John Israelian

	(i)	Sole power to vote or to direct the vote 1,217,575.

	(ii)	Shared power to vote or to direct the vote 2,251,706.

	(iii)	Sole power to dispose or to direct the disposition of 1,217,575.

	(iv)	Shared power to dispose or to direct the disposition of 2,251,706.
Seahorse Enterprises, LLC

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 2,251,706.

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 2,251,706.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

CUSIP No. 45671Q204	13G	Page 6 of 7 Pages

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

04/26/2012 Date	04/26/2012 Date
JOHN ISRAELIAN	SEAHORSE ENTERPRISES, LLC
/s/ John Israelian Signature	/s/ John Israelian Signature

John Israelian Name: John Israelian Title: Individual	John Israelian Name: John Israelian Title: Managing Member

Exhibit 1:  Joint Filing Agreement dated as of April 26, 2012, between Seahorse Enterprises, LLC and John Israelian.

CUSIP No. 45671Q204	13G	Page 7 of 7 Pages

EXHIBIT 1

Joint Filing Agreement

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Inergetics, Inc., dated as of April 26, 2012, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: April 26, 2012	Seahorse Enterprises, LLC

	By:	/s/ John Israelian
Name: John Israelian
Title: Manager, Chief Executive Officer and President

/s/ John Israelian
John Israelian